
Mail Stop 4631

September 30, 2009

By facsimile and U.S. Mail

John Hillen
Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, Virginia 22102-5011

>   **Re: Global Defense Technology & Systems, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 3, 2009**
>   **File No. 333-161719**

Dear Mr. Hillen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page of registration statement

1.   Please check the appropriate box to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Summary Consolidated Financial Data, page 9

2.   We note that you include a reconciling item for the impairment of an intangible
        asset in your calculation of EBITDA. Given that this charge does not conform to
        the definition of EBITDA, please delete it. You may consider including this
        charge in your calculation of Adjusted EBITDA however, if you do, please
        provide a comprehensive discussion of why you do not believe this charge is
        recurring. Refer to Questions 8 and 14 in Frequently Asked Questions Regarding
        the Use of Non-GAAP Financial Measures.

3.   Please include a more specific and comprehensive discussion regarding why you
        believe the management fees you paid GLOBAL are not indicative of your
        ongoing operations. We note your disclosure on page 44, that, following
        completion of this offering, you will no longer pay fees to GLOBAL. However, it
        is not clear to us what services they provided or why you believe similar services
        will not be required in future periods. It is also not clear to us why such fees
        significantly increased during 2009. Refer to Question 8 in Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures. In addition,
        based on the elimination of non-cash compensation in your calculation of
        Adjusted EBITDA, please ensure that your disclosures fully comply with SAB
        Topic 14:G.

Risk factors, page 13

"We rely on a few large contracts for a significant portion of our revenue . . . ", page 14

4.   We note your disclosure on page 38 that the Department of Justice counter-
        terrorism contract was extended to September 15, 2009. Please revise this
        paragraph to make clear that the contract with the Department of Justice has
        recently expired. Please revise this section and your disclosure on page 38 to
        update the current status of the contract and if possible, provide a more specific
        date by which you expect to receive a new contract award. Please further disclose
        that renewal of the contract is not guaranteed. Finally, please describe the impact
        non-renewal of this contract will have on your financial results and provide an
        appropriate cross-reference to the disclosure on page 38 for further context to
        your discussion.

"Because we are under foreign ownership, control or influence (FOCI) . . .", page 15

5.   Please elaborate on the nature of the risk associated with your compliance
        obligations under the SSA. We note your disclosure that the obligations are
        significant, but the attendant risk is not clear from your disclosure.

Risks Related to Our Common Stock and This Offering, page 24

"No market currently exists for our common stock, and an active trading market for . . .", page 24

6.   Please note that disclosure should not suggest that your application for listing on an exchange will be successful unless there is reasonable assurance that the securities will be acceptable to the exchange for listing. Therefore, please revise to clarify that there is no guarantee that your common stock will be approved for listing on the Nasdaq Global Market.

Use of Proceeds, page 28

7.   Please revise the second paragraph to state the maturity date of each demand note. Please also file, as exhibits, all demand notes referenced in this section.

8.   We note your reference to a loan and security agreement dated February 9, 2007 (as amended on September 3, 2009). Please file the loan and security agreement, including all amendments thereto, as an exhibit to your registration statement.

Capitalization, page 29

9.   We note your disclosure here as well on page 5 that you will assume all options previously granted under the SFA Plan. Please disclose how you intend to account for this modification including any consideration of paragraph 51 of FAS 123(R).

Selected Consolidated Financial Data, page 32

10.   Please provide or cross-reference to all the disclosures required by Item 10(e) of Regulation S-K for your presentations of EBITDA and Adjusted EBITDA

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.   Please revise MD&A to address the following:

- Provide a qualitative and quantitative discussion of your product and service revenues and costs by contract type. Given that each of your contract types appear to present different risks, such a discussion may better allow an investor to understand the amount and type of revenue subject to such respective risks.

- Provide a more specific discussion of the underlying reasons for changes in revenue for each of your three significant contracts.

- Specifically discuss and quantify factors such as pricing, new orders, and demand that impacted your revenue and operating income where practicable.

- We note your disclose on page 45 that you will be completing delivery of some higher margin contracts in 2009. Please address and quantify the impact of these contracts on your historical revenue and operating income and the expected impact of their completion on your future results.

Overview, page 37

12. We note your disclosure on page 38 with respect to the U.S. Army TACOM contract. Please revise to differentiate, in monetary terms, the revenue stream obtained a result of performance of the contract before January 31, 2010 and the revenue streams anticipated to be obtained after January 31, 2010 (the delivery period). For example, if you anticipate that the revenue stream you obtain from this contract will decrease substantially after January 31, 2010, please revise to disclose this fact.

Liquidity and Capital Resources, page 46

13. Please include a more specific and comprehensive discussion of the underlying drivers that led to material changes in your operating and financing cash flows. Please specifically address the terms of your accounts receivable, including changes in days outstanding for billed and unbilled accounts receivable. See Section IV.B of the SEC Interpretive Release No. 33-8350.

14. Please include a more specific and comprehensive discussion of the terms of the significant covenants in your debt agreements. If you believe it is reasonably likely that you will not meet any debt covenants, please also present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants.

Critical Accounting Policies, page 48

Long-Lived Assets (Excluding Goodwill), page 49

15. Please include a more specific and comprehensive discussion of your impairment analyses for long-lived assets. We note that you recognized an impairment charge

for the value of a trade name intangible asset. Please clarify if there have been any events or changes in circumstances through the period presented that have indicated any other assets may be impaired. If any long-lived assets have been tested for recoverability, please describe the material assumptions used in your impairment analyses and provide sensitivity analyses based on reasonably likely changes.

Goodwill and Other Intangible Assets, page 49

16.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the reporting unit.

- A description of the assumptions that drive the estimated fair value.

- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Business, page 52

Overview, page 52

17.   Please revise to disclose financial information required by Item 101(b) of Regulation S-K about your two reportable segments, TIS and FMMS.

Alternatively, you may insert a cross-reference to your financial disclosure regarding these segments elsewhere in the prospectus.

Capabilities and Customer Solutions, page 57

Software Engineering, page 58

18.   Please revise to further describe C4ISR and Intelligence Community applications. Alternatively, please provide an appropriate cross-reference to the definitions of these applications in the "Relevant Industry Terms" section on pages 112 and 113.

19.   Please revise to further explain how obtaining a CMMI Level 3 certification impacts your business capabilities in software engineering.

Contracts, page 62

20.   Please revise your disclosure to include a discussion of the ability of the federal government to terminate or renegotiate your contracts. See Item 101(c)(1)(ix) of Regulation S-K.

Management, page 64

Board Composition, page 67

21.   Please file the Special Security Agreement dated April 18, 2007, as amended, as an exhibit to the registration statement.

Executive Compensation, page 71

Compensation Discussion and Analysis, page 71

22.   Please revise to discuss your philosophy with respect to setting and increasing the base salaries of your executives.

Compensation Committee Process, page 72

23.   We note your disclosure that you engaged in benchmarking to determine your executives' compensation. Please disclose the names of the comparable companies used in your analysis.

Elements of Executive Compensation, page 72

Base Salary, page 73

24.   Please revise your disclosure to describe the specific factors you considered
        during your annual performance evaluation of each executive to determine
        whether a merit salary increase was appropriate. See Item 402(b)(1)(v) of
        Regulation S-K.

Short-Term Non-Equity Incentive Compensation, page 73

25.   Please revise the last paragraph to explain why you determined to use preliminary
        unaudited calculations of the performance measures (rather than audited
        calculations) in determining the payments to be distributed to the executives.
        Please also expand your discussion to include your policies, if any, regarding the
        adjustment or recovery of awards if the performance measures, as reflected by the
        final audited financial calculations, are different from the preliminary unaudited
        calculations. See Item 402(b)(2)(viii) of Regulation S-K.

2008 Performance Measures Under Management Performance Incentive Plan, page 75

26.   Please revise to provide the full name and description of the business units
        referred to as "GDE" and "GMS."

Executive Employment Contracts and Potential Payments upon Termination . . . , page 84

Employment Agreements, page 84

27.   Please file all employment agreements and separation agreements entered into
        with your current and former named executive officers. See Item 601(b)(10)(iii)
        of Regulation S-K.

Principal and Selling Stockholders, page 94

28.   Please revise to disclose how each selling stockholder acquired the shares of your
        common stock.

Related Party Transactions, page 96

29.   Please file the management services agreement with GSG Holding (United
        Kingdom) Limited as an exhibit to the registration statement. Alternatively,
        please tell us supplementally why you believe you are not required to file this
        agreement as an exhibit.

30.   Please file the subcontracting agreement with GIS as an exhibit to the registration statement. Alternatively, please tell us supplementally why you believe you are not required to file this agreement as an exhibit.

31.   Please file the trademark license agreement as an exhibit to the registration statement.

Description of Capital Stock, page 98

Registration Rights, page 98

32.   Please file the Registration Rights Agreement as an exhibit to the registration statement.

Certain Other Provisions of our Charter and Bylaws and the Delaware Law, page 100

Board of Directors, page 100

33.   We note your disclosure that your board of directors will have seven members upon completion of the offering. On page 64, you list only six individuals as members of your board of directors. If you select an additional director before the registration statement is declared effective, please be advised that you must revise your prospectus to include the information required under Item 401 of Regulation S-K with respect to the new director. Further, you must file the new director's consent to being named in the registration statement pursuant to Rule 438 of Regulation C.

Business Combinations under Delaware Law, page 100

34.   Please revise your disclosure to further explain how your election to refrain from governance under Section 203 of the DGCL affects your ability to engage in business combinations with interested stockholders and the effect such election has on the potential for merger, takeover or change in control attempts that are not approved by the board of directors.

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

35.   Please have the accounting firm include the city and state where their reports were issued as required by Rule 2-02(a) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-9

General

36.   It appears to us from your disclosure on page 18 that you provide product
        warranties to your customers. Please disclose how you account for these
        obligations and provide the disclosures required by FIN 45.

Revenue Recognition, page F-9

37.   To the extent applicable, please provide the disclosures required by paragraphs
        65-67 and 84 of SOP 81-1, including the amounts of claims recognized.

Goodwill, page F-11

38.   Please provide goodwill disclosures by reportable segment as required by
        paragraph 45 of SFAS 142. Also, please clarify how your goodwill impairment
        policy complies with the two-step method. Refer to paragraphs 19-21 of SFAS
        142.

Note 3. Accounts Receivable, page F-14

39.   Please include a roll-forward of your allowance for doubtful accounts for each
        period presented as required by Rule 5-04 of Regulation S-X.

Note 9. SFA Acquisition, page F-18

40.   Please more specifically discuss the nature of your customer relationships and
        contract backlog and how their values and respective useful lives were
        determined.

Note 10. Stock-Based Compensation Plans, page F-19

41.   We note that your stock option plan requires adjustments to exercise prices when
        distributions are made to shareholders. Please clarify how you account for these
        re-pricings including any consideration of paragraph 51 of FAS 123(R).

        Please provide the following additional disclosures related to the fair value of
        equity instruments:

        • Whether the valuation you used to determine the fair value of equity
          instruments was contemporaneous or retrospective.

- If the valuation specialist was a related party, a statement indicating that fact.

- The intrinsic value of outstanding equity instruments based on the estimated IPO price.

- A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented.

- A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price.

- The reason management chose not to obtain a contemporaneous valuation, if applicable.

Note 11.Provision for Income Taxes, page F-22

42.   Please more specifically discuss how you determined that realization of your deferred tax assets is more likely than not.

Note 16. Information on Reportable Segments, page F-27

43.   We note that you aggregate your operating segments into two reportable segments. Please provide us additional information on the number and nature of the operating segments you aggregate and demonstrate to us how you determined that aggregation is appropriate and complies with SFAS 131.

Part II. Information Not Required in Prospectus

Item 17. Undertakings

44.   Please revise to include the undertakings required by Item 512(i) of Regulation S-K.

Signatures

45.   Please revise to provide the signatures of at least a majority of the board of directors of the company. We note that only two directors have signed in this capacity, although the prospectus states that you have six directors. See Instruction 1 to the "Signatures" section of Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or Anne McConnell, Assistant Chief Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Jeffrey B. Grill, Esq. (*via facsimile* (202) 663-8007)
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037